                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D-A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                 Lend Lease Hyperion High-Yield CMBS Fund, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not applicable.
                      ------------------------------------
                                (CUSIP Number)

     Ellen Oster, Esq., 767 Fifth Avenue, New York, NY 10153, (212) 418-6126
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 27, 2002
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (s)(s)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (s)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      NAME OF REPORTING PERSON

      General Motors Employes Global Group Pension Trust
1
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          38203925
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      00
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(D) or 2(E)                                         [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       7
      SHARES              0
                   -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               13,373,253 shares. (See Item 5 below)
                   -------------------------------------------------------------
     REPORTING            SOLE DISPOSITIVE POWER
       PERSON        9
       WITH               0
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                    10    13,373,253 shares. (See Item 5 below)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,373,253 shares. (See Item 5 below)
--------------------------------------------------------------------------------
      CHECK [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13,373,253 shares represent 99% of the issued and outstanding shares as of the date of filing.
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      EP
================================================================================

      NAME OF REPORTING PERSON

      General Motors Investment Management Corporation
 1
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 382903925
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      00
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
      NUMBER OF      7
       SHARES             0
                   -------------------------------------------------------------
    BENEFICIALLY          SHARED VOTING POWER
      OWNED BY       8
        EACH              13,373,253 shares. (See Item 5 below)
                   -------------------------------------------------------------
     REPORTING            SOLE DISPOSITIVE POWER
       PERSON        9
        WITH              0
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          13,373,253 shares. (See Item 5 below)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,373,253 shares. (See Item 5 below)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            [_]
12
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13,373,253 shares represent 99% of the issued and outstanding shares as of the date of filing.
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IA, CO
================================================================================

      NAME OF REPORTING PERSON

      General Motors Trust Company
 1
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      00
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New Hampshire
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
      NUMBER OF      7
       SHARES             0
                   -------------------------------------------------------------
    BENEFICIALLY          SHARED VOTING POWER
      OWNED BY       8
       EACH               13,373,253 shares. (See Item 5 below)
                   -------------------------------------------------------------
     REPORTING            SOLE DISPOSITIVE POWER
       PERSON        9
       WITH               0
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          13,373,253 shares. (See Item 5 below)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,373,253 shares. (See Item 5 below)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13,373,253 shares represent 99% of the issued and outstanding shares as of the date of filing.
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      BK
================================================================================

     This amendment Number 12 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by General Motors Employes Global Group Pension Trust, (the "Trust") a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM"), Delphi Automotive Systems ("Delphi") and their respective affiliates (the "Plans"); General Motors Investment Management Corporation, a Delaware corporation ("GMIMCo"); and General Motors Trust Company, a chartered trust company formed pursuant to the laws of the State of New Hampshire which is the trustee with respect to the Trust ("GMTC" and, together with the Trust and GMIMCo, the "Reporting Persons"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D, and Appendices and Exhibits filed with the Schedule 13D are incorporated herein by reference. Items 3, 4 and 5 are hereby amended and supplemented as follows.

Item 3.   Source and Amount of Funds or Other Consideration

     The Trust paid $11 million to the Fund on March 16, 2000, $14.5 million on April 27, 2000, $6 million on June 28, 2000, $17.5 million on July 31, 2000, $3 million on January 5, 2001, $10 million on January 25, 2001, $13 million on March 29, 2001, $5 million on June 28, 2001, $20 million on July 3, 2001, $5 million on April 4, 2002 and $25 million on June 27, 2002 in exchange for Shares. The source of the consideration is the assets of certain of the Plans.

     On May 15, 2000, the Trust reinvested a cash dividend of $111,739.84 earned on Shares then held by the Trust in exchange for additional Shares.

     On August 15, 2000, the Trust reinvested a cash dividend of $529,220 earned on Shares then held by the Trust in exchange for additional Shares.

     On October 16, 2000, the Trust reinvested a cash dividend of $96,977 earned on Shares then held by the Trust in exchange for additional Shares.

     On November 16, 2000, the Trust reinvested a cash dividend of $1,069,356 earned on Shares then held by the Trust in exchange for additional Shares.

     On December 29, 2000, the Trust reinvested a cash dividend of $1,109,600 earned on Shares then held by the Trust in exchange for additional Shares.

     On August 2, 2001, the Trust reinvested a cash dividend of $4,828,362 earned on Shares then held by the Trust in exchange for additional Shares.

     On December 27, 2001, the Trust reinvested a cash dividend of $4,123,551 earned on Shares then held by the Trust in exchange for additional Shares.

Item 4.   Purpose of Transaction

     The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing in securities backed by real estate debt. As of June 27, 2002, GMTC managed for the benefit of the Trust an aggregate of 13,373,253 Shares, representing 99% of the 13,482,256 then issued and outstanding Shares.

     Except as set forth herein, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo and /or GMTC (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo and/or GMTC). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

Item 5.  Interest in Securities of the Issuer

     (a)-(b) On June 27, 2002, GMTC managed for the benefit of the Trust an aggregate of 13,373,253 Shares, representing approximately 99% of the 13,482,256 then issued and outstanding Shares. As of the date of this statement, each of the Trust, by virtue of its ownership of the Shares, and GMIMCo and GMTC, by virtue of their shared voting and dispositive power over the Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) all Shares the Trust has acquired. Pursuant to Rule 13d-4 of the Act, the Reporting persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes for sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A owns beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

     (c) None of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A, has effected any transactions in the Shares during the past 60 days.

     (d) GMIMCo, as the named fiduciary of the Plans with respect to investments, has the authority to direct the Trustee to make payments from the Trust (which may include dividends from or proceeds from the sale of Shares held by the Trust) to other trusts under the Plans and to other persons.

     (e) Not applicable.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GENERAL MOTORS EMPLOYES GLOBAL GROUP PENSION TRUST (by General Motors Trust Company, as trustee)

                              By: /s/ Tony Kao
                                 -----------------------------------------------

                                 Name: Tony Kao
                                 Title: Managing Director, Global Fixed Income

Date: July ___, 2002



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

                              By: /s/ Tony Kao
                                 -----------------------------------------------
                                 Name:  Tony Kao
                                 Title: Managing Director, Global Fixed Income

Date: July ___, 2002


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GENERAL MOTORS TRUST COMPANY


                              By: /s/ Tony Kao
                                 -----------------------------------------------
                                 Name:  Tony Kao
                                 Title: Managing Director, Global Fixed Income

Date: July __, 2002